

Mailstop 3233

October 6, 2015

Via E-mail
Matthew P. Jordan
Chief Financial Officer and Treasurer
The RMR Group Inc.
Two Newton Place, 255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re:** **The RMR Group Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 11, 2015**
> **CIK No. 0001644378**

Dear Mr. Jordan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Organizational Structure, page 29

1.   In the tables, please disclose the ownership of RMR Trust.

The Up-C Transaction, page 31

2.   Please describe in greater detail how the consideration for the contributing assets was determined. If applicable, please discuss in an appropriate section any related conflicts of interest.

3.   In disclosing the contributing assets listed on pages 31-32, please revise to clarify more clearly the consideration received in return for such contributing assets.

Reasons for the Up-C Transaction and this Distribution, page 34

4.   Please expand upon your disclosure in this section regarding how you plan to use "securities with evident value to expand and to motivate [your] employees."

Dividend Policy, page 43

5.   We note your response to comment 12. We further note on page 48 that management fees earned have decreased approximately 23% in the nine months ended June 30, 2015 as compared to the nine months ended June 30, 2014. As previously requested, please tell us why you believe that your historical statements of operations and cash flow data and your unaudited pro forma statements of operations provide investors a reasonable basis to evaluate your ability to cover the estimated dividend.

Condensed Consolidated Balance Sheets, page F-29

6.   We note from your disclosure on page 38 that RMR LLC has agreed to pay RMR Trust all fees paid to RMR LLC for business management, property management or advisory services in calendar year 2015 prior to the effective time of the Up-C Transaction, including the pro rata portion of any incentive management fee received pursuant to any business management agreement with a Managed REIT. We further note that you recorded a $224 million cash distribution to Member on your consolidated statement of changes in equity and statement of cash flows. Please confirm whether the Member distribution includes amounts due to RMR Trust under the agreement disclosed on page 38.

7.   We note your response to comment 21. As previously requested, please explain to us your basis for recording an asset related to the revised management agreements on the consolidated balance sheet of RMR Inc. given that the cash and shares received from the Managed REITs were delivered to RMR Trust in exchange for a portion of their interest in RMR LLC, the underlying management business. In addition, tell us whether the amendments to the management agreements were a condition to the consummation of the Up-C transaction.

8.   The comment above notwithstanding, please explain to us in detail why you believe the payment of cash and shares by the Managed REITs in exchange for your shares and entry into a new management agreement includes a revenue component. Please also explain to us in detail why you believe the discount on your shares transferred to the Managed REITs qualifies as a customer incentive as contemplated in ASC 605-50.

9.   We continue to evaluate the methodology and assumptions used to determine the estimated values of the management agreements and Class A common shares. Please provide us with a valuation of all classes of your common stock and the allocation of such valuation among each class. In this regard, tell us whether your valuation analysis considered the fact that you paid $167 million to RMR Trust in exchange for 15 million Class A membership units of RMR LLC.

Condensed Consolidated Statements of Changes in Equity, page F-31

10.   We note that the issuance of 15 million of your Class B-2 shares to RMR Trust was reported as a decrease to equity. Based upon the disclosure on page F-45, it appears that you also reported the receipt of 15 million Class A membership units of RMR LLC from RMR Trust within this line item. Please tell us how you concluded that reporting the issuance of your Class B-2 shares and the receipt of RMR LLC membership units as a single transaction was appropriate.

11.   Please tell us how you derived Noncontrolling interest in the amount of $103 million, given the Trust's 48.4% direct economic ownership of RMR LLC.

Exhibit Index

12.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed as EDGAR correspondence.

        You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: Margaret R. Cohen, Esq.
        John E. Alessi, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP